(a development stage company)

SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009

(Unaudited (prepared by management)

Stated in Canadian Dollars

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements and the related quarterly Management Discussion and Analysis.

Miranda Gold Corp.

Management Discussion and Analysis for the six months ended February 28, 2009

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the three and six months ended February 28, 2009 and with the audited financial statements for the years ended August 31, 2008 and 2007 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as of April 24, 2009 except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties, mostly located in Nevada, and is dominantly, but not exclusively, focused on the Cortez Trend.

The majority of the Company’s exploration projects are in Nevada, one project is in Utah and the Company is intending to acquire projects in Mexico.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wings project located in Elko County. The Lookout property is in Tooele County, Utah.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has built a track record of successful project definition and acquisitions.  The Company shares project risk by joint venturing properties thus providing shareholders exposure to numerous gold exploration projects while at the same time conserving the treasury.

Miranda Gold Corp.

Management Discussion and Analysis for the six months ended February 28, 2009

Exploration activities during the quarter focused on contacting and pursuing good joint venture candidates to take on our Redlich and Redhill projects.  The Elko field office personnel also compiled geologic, geochemical and land status data on new target areas in Nevada.  This work should result in the Company staking one or more new properties in the next few months.  In addition, properties in Nevada, Alaska and Mexico were evaluated by brief field visits. Drilling by joint venture partners should begin in June when field conditions become optimal.

On March 26, 2009 the Company announced the assay results from the 2008 drilling at Horse Mountain that was conducted by Newcrest. Newcrest completed 18,240 ft (5,561 m) of reverse-circulation drilling in nine vertical holes.  Newcrest’s expenditures to date exceed US$900,000.

Newcrest's drill program was designed to vector into higher-grade portions of the Horse Mountain gold system in part by off-setting oxidized mineralization, 98 ft of 0.023 oz Au/t (29.9 m of 0.788 g Au/t) in core hole BHM-001.

The program drill tested structural and gold/arsenic soil geochemical targets north of BHM-001, within a northeast-striking structural high.  Additional drill holes tested soil geochemical anomalies and structural targets north, west and southeast of BHM-005, a reverse circulation drill hole that intersected 90 ft of 0.022 oz Au/t (27.4 m of 0.753 g Au/t) at the Rum Dreams prospect, which forms part of the Horse Mountain project.  Of the nine holes, only six reached their intended targets.  Three holes (H-5, H-6 and H-9) at Rum Dreams were lost short of their targets due to caving ground conditions and stuck drill pipe.

Gold mineralization is associated with either quartz-veined-clay altered upper plate quartzite and chert, or with decalcified, pyritic and quartz-veined lower plate limestone. Locally gold mineralization is associated with the margins of diorite dikes.  Elevated arsenic and antimony accompany the gold mineralization.

Drill hole H-7 tested a gold-arsenic soil anomaly 1,015 ft (310 m) southeast of BHM-005.  The drill hole intersected deep oxidation, vertically-continuous zones of elevated arsenic and thick, low-grade gold zones including: 75 ft of 0.006 oz Au/t from 900 to 975 ft (22.9 m of 0.202 g Au/t from 274.4 to 297.3 m) and 95 ft of 0.003 oz Au/t from 1,820 to 1,915 ft (29.0m of 0.116 g Au/t from 554.8 to 583.8 m).  At this location, structure contours on the top of lower plate carbonate rocks illustrate a west-northwest striking / northwest plunging anticline.  Strike extensions of the anticline project into undrilled areas southeast of hole H-7, where shallower lower plate drill targets are inferred.

Geologic patterns typically associated with large, sediment-hosted gold systems are present at Horse Mountain.  Patterns include: extensive zones of hydrothermal alteration and elevated metal values, deep oxidation (to 1,500 ft / 457 m), igneous dikes, potential ore-traps (anticlines/ structural highs) and hornfelsing.  Vectoring into economically-favorable portions of the gold system are proving more difficult than originally perceived due to structural complexities, depth to targets and poor drilling conditions.  Untested drill targets remain at the Rum Dreams prospect, along the anticline southeast of H-7, and along the structural high southwest of BHM-001.

Horse Mountain is a sediment-hosted, disseminated gold project 11 miles (17.6 km) west of Barrick's Pipeline Mine complex, in north-central Nevada.  At surface, 159 lode claims cover a 2 square mile (5.2 sq. km.) cell of hydrothermal alteration and elevated gold, arsenic, antimony and mercury in the upper-plate of the Roberts Mountains thrust.  Below the thrust, previous drilling intersected gold-bearing lower plate carbonate rocks along a northeast-striking, structurally-high block (horst) in the Roberts Mountains Formation.  This formation is host to numerous world-class gold deposits along the Cortez and Carlin gold trends.

Miranda Gold Corp.

Management Discussion and Analysis for the six months ended February 28, 2009

The data disclosed in this MD&A have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Results of Operations for the six months ended February 28, 2009 and 2008

The Company incurred a net loss of $899,200 in the six months ended February 28, 2009 (2008 - $1,821,291).

Expenses for the six months ended February 28, 2009 were $1,325,898 (2008 - $2,172,904). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same periods are $941,622 (2008 - $898,894).  The increase for the period ended February 28, 2009 was 5% higher than the six months ended February 29, 2008.

Significant differences between the periods follow:

Investor relations and travel and business promotion combined to $235,113 for the six months ended February 28, 2009 (2008 - $219,014).  The Company’s comprehensive market awareness campaign included attendance at investor conferences in North America and Europe.

Consulting fees and wages and benefits combined to $456,762 for the six months ended February 28, 2009 (2008 - $332,585).  The Company’s President is based in Reno, our Investor Relations Manager is based in Vancouver and the Company has four full time employees based in our exploration office in Elko, Nevada.

Property exploration costs in Nevada and Mexico in the six months ended February 28, 2009 of $147,423 were net of recoveries from funding partners of $172,467 (2008 - $170,307 net of $181,682).  The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it was paid a management fee of $11,477 in the six months ended February 28, 2009 (2008 - $14,751).

In the period the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the Ettu and PQ projects and the Company wrote off $57,057 of mineral property costs.

On December 19, 2008 Barrick notified the Company it has elected to terminate the exploration agreements on the Fuse East and West properties effective on January 5, 2009 and paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and joint venture agreements for each of the Company’s properties.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

Miranda Gold Corp.

Management Discussion and Analysis for the six months ended February 28, 2009

	Feb 28 2009 $	Nov 30 2008 $	August 31 2008 $	May 31 2008 $	Feb 29 2008 $	Nov 30 2007 $	August 31 2007 $	May 31 2007 $
Revenue	292,706	77,214	140,635	129,607	122,566	229,047	283,212	80,175
Loss for the period	(363,293)	(535,907)	(694,970)	(531,921)	(701,357)	(1,119,934)	(701,667)	(1,063,642)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.03)

The effect of a change in accounting policy to expense all exploration expenses instead of capitalizing them was taken in the fourth quarter of fiscal year 2007 and the third quarter of the 2007 fiscal year has not been restated.

The Company is an exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

The Company’s revenue from operations to date includes management fees earned from acting as a service contractor to certain exploration funding partners and mineral property option proceeds from properties where all acquisition costs have been recovered.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2009 fiscal year with cash and cash equivalents of $11,272,465.   In the six months ended February 28, 2009 the Company expended $329,762 on operating activities and $4,455 on investing activities to end on February 28, 2009 with $10,938,248 in cash and cash equivalents.  The cash equivalent component is $10,311,638 is invested in Canadian federal government backed treasury bills and term investment certificates guaranteed by the Bank of Montreal.  The Company reported an unrealized capital gain of $103,025 on the treasury bills at February 28, 2009.

Miranda Gold Corp.

Management Discussion and Analysis for the six months ended February 28, 2009

At April 24, 2009 the Company had “out-of-the-money” stock options and share purchase warrants outstanding which if the market price of the Company’s stock increases may be exercised and would raise additional cash.

The Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Six months ended February 28, 2009	Six months ended February 29, 2008
Ubex Capital Inc. – a company controlled by Dennis Higgs, Director	Management Fees	$nil	$12,500
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer	Consulting fees – bookkeeping, accounting, financial reporting services Out-of-pocket reimbursement for Miranda share of office supplies and expenses, telephone, postage and courier	$48,300 $4,289	$42,000 $4,712

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration costs are described in Schedule 1 to the interim consolidated financial statements for the six months ended February 28, 2009.

Miranda Gold Corp.

Management Discussion and Analysis for the six months ended February 28, 2009

Outstanding Share Data as at April 24, 2009

Authorized: an unlimited number of common shares without par value.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Balance - February 28, 2009 and April 24, 2009	44,892,010	4,728,500	5,425,750

Financial Instruments

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

The Company has classified cash as held-for-trading.  Amounts receivable are classified as loans and receivables, and accounts payable and accrued liabilities as other liabilities, all of which are measured at amortized cost.

The fair values of cash, amounts receivable, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at February 28, 2009 the majority of the Company’s cash was held in Canada in Canadian Dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s working capital is denominated in United States Dollars and is therefore subject to fluctuation in exchange rates.

Miranda Gold Corp.

Management Discussion and Analysis for the six months ended February 28, 2009

At February 28, 2009, the foreign exchange rate of the United States Dollar to the Canadian Dollar was $1.27 and the following assets and liabilities were denominated in United States Dollars:

$US

Cash and cash equivalents	98,250
Amounts receivable	36,662
Advances and prepaid expenses	8,197
Accounts payable and accrued liabilities	(3,970)
Net assets (liabilities)	$ 139,139

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $18,000 decrease or increase, respectively, in net income and shareholder’s equity.

At February 28, 2009, the Company has the following cash equivalents recognized at fair value:

Held-for-trading Securities	Maturity date	Quantity at cost	Accumulated unrealized gains	Fair Value
Federal Treasury Bills:
Government of Canada Treasury Bill – 2.586%	September 3, 2009	4,499,565	85,920	4,585,485
Government of Canada Treasury Bill – 1.638%	March 19, 2009	1,999,950	17,103	2,016,153
	$ 6,499,515		$ 103,023	$ 6,601,638

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

February 28, 2009

(Unaudited)

These unaudited consolidated financial statements have not been reviewed by the Company’s auditor.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

	February 28	August 31
	2009	2008
	(unaudited)
ASSETS

Current
Cash and cash equivalents	$10,835,223	$11,272,465
Amounts receivable	46,645	6,820
Interest receivable	92,085	234,325
GST receivable	4,735	30,421
Marketable securities (Note 4)	71,404	84,486
Advances and prepaid expenses	45,031	60,707

	11,095,123	11,689,224

Equipment (Note 5)	120,457	115,179
Mineral properties (Note 6)	285,917	342,974
	$11,501,497	$12,147,377

LIABILITIES

Current
Accounts payable and accrued liabilities	$36,022	$143,909

SHAREHOLDERS' EQUITY

Share capital (Note 7)	22,718,993	22,718,993
Contributed surplus (Note 7)	4,879,595	4,527,306
Warrants (Note 7)	1,168,817	1,168,817
Accumulated other comprehensive income (loss)	38,404	29,486
Deficit	(17,340,334)	(16,441,134)
	11,465,475	12,003,468
	$11,501,497	$12,147,377
Nature of Operations (Note 1)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Three months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 28, 2009	Six months ended February 29, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Management fees earned	$3,020	$(3,249)	$11,477	$14,751
Mineral property income	238,837	777	238,837	99,700
Interest	50,849	125,038	119,606	237,162
	292,706	122,566	369,920	351,613
Expenses
Amortization	13,046	9,834	31,987	20,210
Consulting	34,362	6,168	73,681	43,638
Directors fees	10,699	6,008	10,699	10,969
Interest and foreign exchange	(16,585)	7,195	(51,118)	27,416
Insurance	9,738	8,910	18,692	17,147
Investor relations	42,735	39,777	128,935	141,883
Office rent, telephone, secretarial, sundry	39,535	30,908	77,662	61,321
Professional fees	10,617	7,816	18,161	12,889
Management fees	-	21,000	-	12,500
Property exploration costs (Schedule 1)	18,050	90,444	147,423	170,307
Stock based compensation	252,356	394,878	352,289	1,253,800
Travel and business promotion	51,888	28,787	106,178	77,131
Transfer agent and regulatory fees	19,670	23,769	28,228	34,746
Wages and benefits	197,037	148,429	383,081	288,947
	683,148	823,923	1,325,898	2,172,904

Loss before the following	$(390,442)	$(701,357)	$(955,978)	$(1,821,291)
Write-off of mineral properties	(31,132)	-	(57,057)	-
Gain on sale of marketable securities	10,810	-	10,810	-
Unrealized gain on cash and cash equivalents	47,471	-	103,025	-
Net loss for the period	(363,293)	(701,357)	(899,200)	(1,821,291)
Unrealized gain (loss) on marketable securities	33,441	(10,000)	1,918	(34,690)
Comprehensive loss for the period	$(329,852)	$(711,357)	$(897,282)	$(1,855,981)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.04)
Weighted average number of shares outstanding	44,892,010	44,832,271	44,892,010	43,880,702

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Three months ended February 28, 2009	Three months ended February 29, 2008	Six months ended February 28, 2009	Six months ended February 29, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows to operating activities
Net loss for period	$(363,293)	$(701,357)	$(899,200)	$(1,821,291)
Amortization	13,046	9,834	31,987	20,210
Accrued interest income	(35,716)	(41,051)	142,240	(225,539)
Write-off of abandoned mineral properties	31,132	-	57,057	-
Stock based compensation	252,356	394,878	352,289	1,253,800
Unrealized gain on cash and cash equivalents	47,471	-	103,025	-
Gain on sale of marketable securities	(10,810)	-	(10,810)	-
Change in non-cash working capital items:
Accounts receivable	92,834	(79,914)	(39,825)	29,886
GST receivable	29,702		25,686
Advances and prepaid expenses	8,618	(16,954)	15,676	13,160
Accounts payable and accrued liabilities	(87,959)	(37,239)	(107,887)	(35,662)
	(22,619)	(471,803)	(329,762)	(765,436)

Cash flows to investing activities
Proceeds from sale of marketable securities	32,810	-	32,810	-
Equipment purchases	(31,977)	(11,281)	(37,265)	(21,835)
Mineral property acquisitions	-	(11,304)	-	(50,873)
	833	(22,585)	(4,455)	(72,708)

Cash flows from financing activities
Issue of share capital	-	19,913	-	5,338,288
Share issue costs	-	-	-	(59,472)
	-	19,913	-	5,278,816

Unrealized gain on cash and cash equivalents	(47,471)		(103,025)

Increase (decrease) in cash and cash equivalents	(69,257)	(474,475)	(437,242)	4,440,672

Cash and cash equivalents, beginning of period beginning of period	10,904,480	12,396,297	11,272,465	7,481,150

Cash and cash equivalents, end of period	$10,835,223	$11,921,822	$10,835,223	$11,921,822

Cash and cash equivalents is comprised of:
Cash	$523,585	$421,822	$523,585	$421,822
Short-term deposits	10,311,638	11,500,000	10,311,638	11,500,000
	$10,835,223	$11,921,822	$10,835,223	$11,921,822

Non-cash investing and financing activities
Fair value of stock options and warrants exercised	$-	$15,378	$-	$15,378
Fair value of common shares and share purchase warrants issued in finder's fee unit	-	-	-	266,175
Fair value of share purchase warrants issued pursuant to a mineral property	-	4,306	-	4,306

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share capital	Contributed Surplus	Warrants	Accumulated other comprehensive income	Deficit	Total Shareholders' equity
Balance, August 31, 2008	44,892,010	$22,718,993	$4,527,306	$1,168,817	$ 29,486	$(16,441,134)	$12,003,468

Stock based compensation	-	-	352,289	-	-	-	352,289
Net loss	-	-	-	-	-	(899,200)	(899,200)
Realized loss on marketable securities	-	-	-	-	7,000	-	7,000
Increase in unrealized holding gains on marketable securities	-	-	-	-	1,918	-	1,918

Balance, February 28, 2009	44,892,010	$22,718,993	$4,879,595	$1,168,817	$ 38,404	$(17,340,334)	$11,465,475

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Six month period ending February 28, 2009
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 53,738	(53,738)	$-
Coal Canyon	85,182	(85,182)	-
FUSE	128	-	128
General exploration	17,174	-	17,174
Horse Mountain	3,131	-	3,131
Iron Point	2,554	(2,554)	-
Red Canyon	30,993	(30,993)	-
Red Hill	3,186	-	3,186
Redlich	22,956	-	22,956
	219,042	(172,467)	46,575
Mexico:
Property investigation costs	100,848	-	100,848

Property exploration costs	$ 319,890	$ (172,467)	$147,423

	Six month period ending February 29, 2008
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 104,642	$ (104,642)	$-
BPV	354	-	354
Coal Canyon	925	-	925
CONO	622	-	622
DAME	20,292	-	20,292
ETTU	241	-	241
General exploration	110,249	-	110,249
Horse Mountain	2,360	-	2,360
Iron Point	46,347	(46,347)	-
PPM	16,728	(16,728)	-
Red Canyon	13,965	(13,965)	-
Red Hill	1,727	-	1,727
Redlich	9,862	-	9,862
	328,314	(181,682)	146,632
Utah:
Lookout	23,675	-	23,675

Property exploration costs	$ 351,989	$ (181,682)	$170,307

See notes to consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the six months ended February 28, 2009 and February 29, 2008

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and Mexico and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at February 28, 2009, the Company had an accumulated deficit of $17,340,334 and working capital of $11,059,101.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2008 which may be found on www.sedar.com.

3.

FINANCIAL INSTRUMENTS

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

The Company has classified cash as held-for-trading.  Amounts receivable are classified as loans and receivables, and accounts payable and accrued liabilities as other liabilities, all of which are measured at amortized cost.

The fair values of cash, amounts receivable, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the six months ended February 28, 2009 and February 29, 2008

3.

FINANCIAL INSTRUMENTS (continued)

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at February 28, 2009 the majority of the Company’s cash was held in Canada in Canadian Dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s working capital is denominated in United States Dollars and is therefore subject to fluctuation in exchange rates.

At February 28, 2009, the foreign exchange rate of the United States Dollar to the Canadian Dollar was $1.27 and the following assets and liabilities were denominated in United States Dollars:

$US

Cash and cash equivalents	98,250
Amounts receivable	36,662
Advances and prepaid expenses	8,197
Accounts payable and accrued liabilities	(3,970)
Net assets (liabilities)	$ 139,139

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $18,000 decrease or increase, respectively, in net income and shareholder’s equity.

At February 28, 2009, the Company has the following cash equivalents recognized at fair value:

Held-for-trading Securities	Maturity date	Quantity at cost	Accumulated unrealized gains	Fair Value
Federal Treasury Bills:
Government of Canada Treasury Bill – 2.586%	September 3, 2009	4,499,565	85,921	4,585,486
Government of Canada Treasury Bill – 1.638%	March 19, 2009	1,999,948	17,104	2,017,052
	$ 6,499,513		$ 103,025	$ 6,602,538

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the six months ended February 28, 2009 and February 29, 2008

3.

FINANCIAL INSTRUMENTS (continued)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

4.

MARKETABLE SECURITIES

At February 28, 2009, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	15,904	15,904
Romarco Minerals Inc.	150,000	33,000	22,500	55,500
		33,000	38,404	71,404
Non-public companies:
White Bear Resources Inc.	200,000	-	-	-
Queensgate Resources Corporation	100,000	-	-	-
		$ 33,000	38,404	71,404

The Company sold 100,000 common shares of Romarco Minerals Inc. (“Romarco”) during the six months ended February 28, 2009.  Prior to selling the shares the Company had recorded unrealized losses of $7,000 to other comprehensive income (“OCI”) which was offset on the sale of investment for a net realized gain of $10,810.

The Company recorded an unrealized gain of $26,750 on the shares Romarco and an unrealized loss of $24,832 on the shares of Golden Aria Corp. in OCI in the six months ended February 28, 2009.

5.

EQUIPMENT

	February 28, 2009			August 31, 2008
	Cost	Accumulated amortization	Net Book Value	Net Book Value

Computer equipment	$123,217	$ (81,742)	$ 41,475	$ 47,836
Furniture and fixtures	17,002	(8,320)	8,682	9,696
Field equipment	163,151	(92,851)	70,300	57,647
	$303,370	$ (182,913)	$120,457	$ 115,179

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the six months ended February 28, 2009 and February 29, 2008

6.

MINERAL PROPERTIES

	August 31, 2008	Additions	Recoveries	Write off of interest	February 28, 2009
Nevada:
Redlich	$ 15,500	$ -	$ -	$ -	$ 15,500
BPV	11,325	-	-	-	11,325
CONO	11,325	-	-	-	11,325
Coal Canyon	11,325	-	-	-	11,325
ETTU	25,925	-	-	(25,925)	-
Horse Mountain	39,569	-	-	-	39,569
DAME	72,584	-	-	-	72,584
Iron Point	63,555	-	-	-	63,555
Angel Wings	60,734	-	-	-	60,734
PQ	31,132	-	-	(31,132)	-

Mineral properties	$342,974	$ -	$ -	$(57,057)	$285,917

Details on the Company’s mineral properties are found in note 7 to the audited consolidated financial statements for the year ended August 31, 2008 and only material differences to those agreements are noted below:

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with the Cortez Joint Venture and the Buckhorn Joint Venture both managed by Barrick.   Barrick elected to terminate the agreements effective on January 5, 2009 paid the Company $238,837 (US$200,000) in lieu of completing the required work expenditures.

Angel Wings Property, Elko County, Nevada

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear Resources, Inc.  (“White Bear”) as described in the Company’s audited consolidated financial statements for the year ended August 31, 2008.

On November 17, 2008 the Company loaned White Bear US$22,500 by way of a promissory note.  The principal amount of US$22,500, together with 100,000 common shares of White Bear, will be due and payable within 30 days of White Bear completing its Initial Public Offering.  White Bear paid half of the underlying lease payment of US$45,000 that was due on October 27, 2008 from its cash resources and used the proceeds of the promissory note to pay the other half of the lease payment.

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend. The Company allowed the claims to lapse and wrote off $25,925 in acquisition costs in the current fiscal year.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the six months ended February 28, 2009 and February 29, 2008

6.

MINERAL PROPERTIES (continued)

PQ Property, Elko County, Nevada

In April 2008 the Company staked 100 mining claims in the Pequop Mountains comprising the PQ Property and on March 26, 2008 the Company entered into a 20 year mining lease for 36 mining claims with a private party with a NSR royalty of 3%.

The Company has allowed the claims to lapse and terminated the lease agreement on a timely basis and wrote off $31,132 in acquisition costs in the current fiscal year.

BPV, CONO and Coal Canyon Properties, Eureka County, Nevada

On March 2, 2009 the Company and Queensgate Resources Corporation (“Queensgate”) amended the March 11, 2008 exploration agreement to extend Queensgate’s earn-in period from five to six years and to extend each year’s exploration expenditure commitment by one year.  As consideration for the amendment, Queensgate will issue the Company 100,000 common shares by June 15, 2009 so that the Company will hold a total of 300,000 common shares of Queensgate..

Due Dates	Exploration Expenditures US$
March 11, 2009 (met)	260,000
March 11, 2011	440,000
March 11, 2012	600,000
March 11, 2013	700,000
March 11, 2014	1,000,000
Total consideration	3,000,000

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the six months ended February 28, 2009 and February 29, 2008

7.

SHARE CAPITAL (continued)

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Expired	Balance, February 28, 2009
February 9, 2009	$ 0.53	465,000	-	-	(465,000)	-
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 0.70	425,000	-	-	-	425,000
March 28, 2012	$ 0.70	470,000	-	-	-	470,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	-	2,257,000			2,257,000
		3,633,750	2,257,000	-	(465,000)	5,425,750

Weighted average exercise price		$ 0.69	$-	$ -	$ -	$ 0.56

c)

Stock Based Compensation

During the six months ended February 28, 2009, the Company recorded $352,289 in stock based compensation expense for a series of options vested during the period (2008 - $1,253,800). The remaining fair value of the series of options granted in fiscal year 2008 of $252,357, less forfeitures if any, will be recognized as the options vest in 2009.

d)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Expired	Balance, February 28, 2009
January 23, 2009	$ 0.50	11,250	-	-	(11,250)	-
October 4, 2009	$ 1.50	4,713,500	-	-	-	4,713,500
January 23, 2010	$ 0.55	15,000	-	-	-	15,000
		4,739,750	-	-	(11,250)	4,728,500

Weighted average exercise price		$ 1.49	$-	$ -	$0.50	$ 1.50

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the six months ended February 28, 2009 and February 29, 2008

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the

Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

9.

RELATED PARTY TRANSACTIONS

During the six months ended February 28, 2009 and February 28, 2008 the Company:

a)

paid $nil (2008 - $12,500) to a company controlled by a common director for management of the Company’s affairs;

b)

paid $4,289 (2008 - $4,712) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

c)

paid consulting fees of $48,300 (2008 - $42,000) to a company controlled by a common officer pursuant to a contract for professional services;

d)

included in wages and benefits are fees paid to independent directors of $10,699 (2008 - $10,969);

At February 28, 2009 an amount of $10,147 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (February 29, 2008 - $12,736). These amounts were settled in the ordinary course of business shortly after the period end.